MAIL STOP 3561


      	November 10, 2005

Mr. Troy Mutter, Chief Executive Officer
205-340 Linden Avenue
Victoria, British Columbia Canada V8V 4E9

      Re:	Surge Enterprises, Inc.
      Registration Statement on Form SB-2
   File No. 333-128995
		Filed October 10, 2005

Dear Mr. Mutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Currently your prospectus discusses your LinkSurge product extensively. However, your only revenue source to date has been consulting revenue. Please revise your discussion, or advise why no revision is necessary, to enhance the discussion of your consulting business. Please also provide, to the extent available, any information about downloads of your software product during the free trial period. This information should include, but is not limited to, the number of people downloading your program; the number of people who have subsequently purchased your product; and, the types of licenses being purchased. If the company does not track this type of information or has not had any sales, please disclose.

Registration Statement Cover Page
2. We note that you currently do not have an IRS Employer
Identification No. Please advise us whether the company has filed, or will file, any tax returns with the United States Internal
Revenue
Service; and if not, state the reason therefore.

Prospectus Cover Page
3. The prospectus cover page should be limited to the information required by Item 501 of Regulation S-B. Therefore, please remove the statement that the shares were acquired in a private placement.

Prospectus Summary, page 6
4. We note your disclosure in the first full paragraph under the "Our
Business" heading that Surge Marketing Corp "commenced operations with the development of a software product called LinkSurge." Please clarify your disclosure to indicate whether "operations" means you were developing the software at April 13, or had already undertaken sales efforts for a developed product at this time.

Summary of Financial Data, page 7
5. Please revise your table to include summary data from your statements of operations from the period from February 7, 2005
(date
of inception) to August 31, 2005.

Risk Factors, page 8
6. We note the reference to "minimal cash flows from operations" to date in risk factor one. Clarify that you have had negative cash flow from operations to date. Also, disclose in the risk factor the cash balance as of the most recent practicable date.
7. In your discussion of the second risk factor, you state that "[w]e started selling the LinkSurge software in July 2005". Please clarify your usage of the word "selling" to indicate whether you have received any compensation for the usage of the LinkSurge product. Also, in the sentence that follows you state that "[o]ur consulting services have generated most of the revenue from our operations to date." However, the interim period financial statements suggest that all of your revenue has been consulting based. Please clarify.
8. In your discussion of the third risk factor, you state that you "will be able to maintain [y]our operations until November 2006 without generating significant revenues". Please provide the basis for this assertion, or alternatively, remove this statement. Please explain the basis for the estimate that your monthly expenses will be
$3,000. Also, please explain why this excludes one time legal and audit fees associated with this registration statement. We note the company`s periodic reporting requirements will commence once the registration statement is effective. In addition, please reconcile this statement to the statement on page nine, risk factor four, that you "will need to raise additional funds to continue [to] develop [y]our software".
9. Please avoid duplicative risk factor disclosures (such as risk factors 1 and 4), or disclosure of risk factors that apply to all businesses or are generic (such as risk factors 9, 10, 11 and 17). Please revise to discuss those risks that are specific to your business or advise us why no revision is necessary. The disclosure in risk factors 19 and 20 regarding penny stock is generic and should be relocated to a later section of the prospectus, such as the plan of distribution.
10. In your discussion of risk factor 12, you disclose that Mr. Hollmann is employed as a full-time freelance consultant. Please revise this disclosure, or advise us why no revision is necessary, to address any potential conflicts of interest which might arise with respect to Mr. Hollmann`s outside employment.
11. We note your disclosure in risk factor 16 that you plan to have your stock quoted on the OTC Bulletin Board following the effectiveness of the registration statement. Please disclose the stock symbol the company proposes to use; and, disclose any efforts made by the company to have the shares quoted, as well as the basis of the company`s belief that its shares will be quoted upon effectiveness of the registration statement. If the company has not made any efforts, please disclose.
12. We note that you present your financial statements, and other relevant financial data, in US dollars. Please advise us whether your assets, particularly cash, are held in Canadian institutions. If so, please disclose any risks associated with foreign currency fluctuations as they relate to your business.




Securities and Exchange Commission`s Public Reference, page 14
13. Please update your disclosure here, and elsewhere as appropriate, to reflect the Commission`s new address, which is 100 F Street, N.E.,
Washington, D.C. 20549.

Use of Proceeds, page 15
14. We note your disclosure that you will incur all of the costs associated with the registration statement. Please disclose the estimated costs of the issuance borne by the company and discuss how the company plans to pay these costs given the current limited financial resources.

Directors, Executive Officers, Promoters and Control Persons, page
19
15. It appears that Mr. Mutter is, or was, an Advisor to the board of directors of Micropharma. Please confirm whether this is the case;
and if so, revise your disclosure to include this experience.
16. Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.


Description of Business, page 22
17. We note that you outsourced the creation of your LinkSurge software product, and that your product faces several competitors, as disclosed on page 29. Please disclose what steps, if any, the company has taken to ensure that its product does not violate the intellectual property rights of these entities.
18. We note your disclosure that you "sell a software product called
LinkSurge"; however, your financial statements do not reflect any software sales to date. Please revise your disclosure here and elsewhere, to reflect the fact that you have not sold any of your LinkSurge software products.
19. Please explain how this software application increases the number of sites linking to a website. Do search engines have any prohibitions against the use of such software or have any measures that counter the boost in the website rankings?
20. Disclose the amount paid to the software team in Ukraine to develop the LinkSurge software. Also, please state when the software was created.
21. Clarify whether the license of your LinkSurge software is on an annual basis or whether this is a one time fee.
22. The agreement with Share-it should be filed as an exhibit and the material terms should be disclosed in this section. For instance, please state the duration of the agreement.
23. In the seventh full paragraph on page 23, we note your disclosure that, "[i]n conjunction with the strategic partners in our affiliate program, [we] can provide a full end to end web presence". Please expand this disclosure to describe the affiliate program, list out your strategic partners, discuss the terms of all material agreements, written and verbal, and file written material agreements as exhibits. Discuss in greater detail this aspect of your business and the services provided. In addition, please address any liability the company might have to its` clients for actions of the strategic partners pursuant to subcontracting agreements. Please also specify the dollar value of business that you have done with these partners.
Please provide similar information with respect to the three verbal agreements disclosed in the eighth paragraph on this page.
24. We note your disclosure in the first paragraph under the heading
"Current and Anticipated Sources of Revenue" that you "[c]urrently have three main sources of revenue." Please clarify this statement to identify whether these sources are currently producing revenue, or are anticipated to produce revenue.
25. We note your disclosure of agreements with Textlinkbrokers.com and Submitplus.com. Please file these agreements as exhibits. In addition, please describe any limitations that these agreements impose on your business operations. Also, please address whether any barriers to entry exist which would prevent other companies from engaging in similar activities with Textlinkbrokers.com or Submitplus.com.
26. A review of the Textlinkbrokers.com website indicates that selling links from a website can lead to penalties, or a page ranking block. Please explain to us what this means and how it can affect your business model. If material, please include in your disclosures.
27. We note your disclosure on page 24, that your website currently has a page rank of 6. Please provide support for this ranking to us.
Also, support the basis for the expectation that your site will be "highly sought after for text link space."
28. We note in your disclosure regarding the Submitplus.com resale agreement that Submitplus.com "uses proven natural optimization techniques ... [and is] ... also committed to ongoing improvements and innovations ..." Please provide support for these assertions or remove this portion of your discussion. In addition, please explain what a SEO service is, and what Submitplus.com does as a part of its`
SEO service.
29. Please explain how the arrangement with LinkSurge complements your existing software. Does this service compete with your software?
30. In the second full paragraph on page 25 you disclose that "based on the fair market prices [you] can resell [the SubmitPlus.com] service to [y]our customers for US $1,299 or more." Please provide support for this assertion, or alternatively, remove the reference.
In addition, please disclose whether or not you have sold any services pursuant to this agreement.
31. We note that much of your discussion under the heading "Online Marketing" repeats the discussion under "Website Development" - for example, the discussion of website submission services. Please revise the disclosure to eliminate the duplicative discussion. Please note that the same comment applies to your discussion under "Software Sales."
32. Please expand your discussion of LinkSurge licensing options in paragraph four on page 26. Clarify whether being able to manage a single project means creating a single link from one website to another. Please state whether the company has any plans to monitor compliance with the licensing terms; and if so, please discuss these plans. In addition, please reconcile the statement that you "plan to make an upgrade available which [you] project will be offered at approximately half the cost of the original license fee" with the statement that "[a]ll licenses include free support and upgrades for
12 months."
33. Please break out, by license type, any sales made to date of your
LinkSurge product. If no sales have been made, please disclose this, or alternatively revise your discussion to indicate your "intent to" license based on four distinct options.
34. You disclose that you plan on promoting your services through responding to requests for proposals that are posted on the internet.
Please disclose any fees, commissions or other requirements that will be imposed on the company in order respond to requests posted on the listed websites.
35. Under the heading "Free Search Engine Marketing" you state that
"[t]he major search engines represent approximately 50% of [y]our website`s traffic". Please provide support for this assertion, and also disclose the total daily traffic to your website (i.e., the total number of visitors per day, broken out by source of origin). Alternatively, please remove the discussion.
36. Please revise your discussion under "Free Search Engine Marketing." Currently your disclosure indicates that you will market your product free of charge for 30 to 60 days from July 27, 2005. As this time period has passed, your disclosure should indicate whether you are selling your product, or have continued the free download time-period, etc.
37. We note your disclosure that you "have submitted [y]our website to a number of major search engines". Please disclose whether these engines have acknowledged your company by registering your site or otherwise accepted your submission.
38. We note your disclosure in the second full paragraph that you "are confident that [you] will reach a significant percentage of the
Internet users within [y]our target audience." Please provide support for this assertion or remove.
39. Please revise the first paragraph under the heading
"Reciprocal
Link Exchanges." It is unclear how the last sentence, which discusses adding links to your software, is related to a reciprocal link exchange.
40. We note your disclosure that you will use Shareit.com to list your affiliate program. Please expand the discussion of your agreement with Shareit.com, including, but not limited to, the date the agreement was entered, and any revenue associated with the agreement to date. Also file a copy of this agreement as an exhibit.
41. We note that you have used Microsoft`s .NET development platform to create the LinkSurge application. To the extent applicable, please discuss any licensing issues associated with using Microsoft`s development products and/or selling software to end users using their platform.
42. Please expand the discussion of your competition in website development, and online marketing. Your discussion should address, at a minimum, the size and nature of the competitors and their relative degree of market acceptance. Discuss your competitive position in the industry. See Item 101(a)(4) of Regulation S-B.
43. Estimate the amount spent during each of the last two fiscal years on research and development activities. See Item 101(a)(10) of
Regulation S-B.

Intellectual Property, page 29
44. We note your disclosure, here and elsewhere, that you plan to do one major update per year to keep the software current. Please clarify whether the company`s software license agreement will obligate the company to release new software or whether the updates are discretionary.

Management`s Discussion and Analysis, page 29
45. In light of the lack of revenues for your principal business, the
LinkSurge technology, please provide a detailed plan of operations as required by Item 303(a) of Regulation S-B.
46. Disclose your current cash balance as of the most recent practicable date and state how long you can satisfy your cash requirements. See Item 303(a)(1)(i) of Regulation S-B.
47. Given the early stages of revenues for the company, consider removing the statement that you average approximately $3,000 per month in website development and online marketing revenues.
48. Please reconcile the percentage fee received by Share-It on page
31, which indicates 7-13%, with the disclosure on page 23, which indicates 7-10%.
49. We note your disclosure of subcontracting expenses on pages 30 and 31. Please disclose what these expenses related to and whether the company expects to pay higher subcontracting expenses in the future.
50. We note your disclosure that "[y]our revenue is not sufficient to meet [y]our operating and capital expenses ... [and that you] ... will require additional funding to expand [y]our current operations."
Please disclose whether management has any plans to raise addition funds to meet these needs. If so, please disclose these plans.
51. In your table presenting funding requirements for the next year, you present a range for software development costs of $10,000-15,000;
however, your agreement with Infectious Communications requires you to pay $15,000 during the current year. Please revise your discussion, or advise us why no revision is necessary.



Certain Relationships and Related Transactions, page 35
52. Please include disclosure regarding the August 1, 2005 equipment purchase from Troy Mutter. In this respect, your attention is directed to Item 404(d), transactions with promoters.
53. We note your disclosure, here and elsewhere, that Mr. Mutter provides management services at variable compensation rates pursuant to a verbal agreement (page 38). Please disclose the following with respect to this agreement (a) the material terms of this agreement;
(b) the date the agreement was entered into; and (c) the parties to this agreement, including the name of the person who represented the company in this agreement. Disclose the compensation received by Mr.
Mutter to date.
54. Lastly, we note the amount due to a related party for payment of costs on behalf of the company. Please disclose in this section.

Executive Compensation, page 37
55. The executive compensation table should include all compensation paid to Mr. Mutter. This would appear to include the subcontracting services provided by Mr. Mutter and the monthly management service fee. Please revise accordingly.

Financial Statements

May 31, 2005 Year End Financial Statements

Report of Independent Registered Public Accounting Firm, F-1
56. Please advise your auditors to revise their report and consent to include their name and signature.

Notes to Financial Statements

Note 1. Organization and Going Concern, F-6
57. We noted from your disclosure that on April 13, 2005 you incorporated Surge Marketing Corp. using the purchase method of accounting. Indicating the purchase method of accounting would imply an acquisition or business combination may have occurred. Please advise and revise to clarify your disclosure.



Note 2. Summary of Significant Accounting Policies

g) Revenue Recognition, F-7
58. We read on page 23 (Current and Anticipated Sources of Revenue) that you earn or expect to earn revenue from website development, online marketing campaign management, sale of text link space and search engine optimization services. Please revise your policy disclosure to discuss how your revenue recognition for each significant stream of revenue complies with GAAP, specifically SAB 104.
59. The disclosures on page 26 and 27 (Software Sales) suggests that you are selling a suite of products and services which include your software products, support services and upgrades. Please revise your disclosure to provide a detailed description your revenue generating activities from the sale of your software. Your disclosure should address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-9. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.
60. Please revise to include disclosure regarding your accounting policy for deferred revenue, more specifically what transactions resulted in the revenue deferral and the period over which it is expected to be realized.
61. We noted from your disclosure on page 32 (Software Sales and Website and Online Marketing Revenue) that your e-commerce provider charges you a fee ranging from 7-13% on the gross sales. We also noted you pay this fee on the 15th of every month for the prior month`s sales. Please tell us how, and when, you are accounting for such transaction fees, and cite the specific authoritative literature you used to support your accounting treatment.

n) Software Costs, F-9
62. We noted your disclosure on page 33 (Research and Development) that the company incurred costs to design and implement our website.
Please disclose our accounting policy for the costs incurred to develop your web site and how these costs are accounted for in accordance with EITF 00-2 and SOP 98-1. Please disclose the amount of costs incurred for each financial reporting period presented.
63. We noted your disclosure on page 33 (Research and Development) that the current version of the LinkSurge software was developed by a third party from April 2005 through July 2005. The disclosure here states that no significant development costs were incurred.
Please
clarify and provide the required disclosure under paragraph (11) and
(12) of SFAS No. 86.

August 31, 2005 Unaudited Interim Financial Statements

General
64. Please revise the interim financial statements to conform to any changes made as a result of our comments above, as necessary.

Notes to Consolidated Financial Statements

General
65. Please disclose in the footnotes any commitments or contingencies that may exist, such as your agreements with Textlinkbrokers.com and
Submitplus.com, as disclosed on page 25, and the agreement with Infectious Communications as disclosed on page 33.
66. We noted that in the compensation section of your agreement (filed as exhibit 10.5) with Infectious Communications signed on August 30, 2005, you were required to advance Infectious 50% (fifty percent) of the total fees payable of the project with the remainder of the fees payable within 30 days upon receipt of an invoice. Please revise to clarify whether the 50% is recorded as a liability at August 31, 2005. If the amount is not recorded, tell us why not and how your accounting treatment complies with GAAP.

Note 1. Organization and Going Concern, F-6
67. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Refer to
Instruction 2 to Item 310(b) of Regulation S-B.  Please revise.

Note 4. Related Party Balances and Transactions, F-26
68. We noted from your disclosure on page 34 (Purchase or Sale of Equipment) that you acquired approximately $7,000 of computer and office equipment from your President, Mr. Mutter. Please revise to ensure all related party transactions have been properly disclosed.
Refer to SFAS 57.

69. Considering the comment above, please disclose the basis you used to record the transaction with Mr. Mutter. If you used a basis other than cost (that is, the cost Mr. Mutter acquired the computers and equipment for), please cite the authoritative literature you used to support your accounting treatment. Please advise and revise. Exhibits
70. We note the statement in the legality opinion that "We are generally familiar with the General Corporation Law of the State of
Nevada, the applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws, and we have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation." This appears to be a qualification upon the legality opinion. Please remove this qualification from the legality opinion.
71. Advise whether a subscription agreement will be used in this offering.
72. Please file exhibit 21, subsidiaries of Surge Enterprises Inc.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William MacDonald
	Fax: (604) 687-6314




Mr. Troy Mutter
Surge Enterprises, Inc.
November 10, 2005
p. 1